Exhibit 99.1

press release

ArcelorMittal decarbonisation project in Hamilton, Canada confirmed with the announcement of a CAD$500M investment by the Government of Ontario
New DRI and EAF installations at ArcelorMittal Dofasco in Hamilton, Ontario will reduce carbon emissions by approximately 60%

15 February 2022, 16:30 CET

ArcelorMittal (the ‘Company’) has today confirmed with the Government of Ontario its plan for a c. CAD$1.8 billion investment in decarbonisation technologies at ArcelorMittal Dofasco’s plant in Hamilton. As announced in July, 2021, the investment will reduce annual CO2 emissions at ArcelorMittal’s Hamilton, Ontario operations by approximately 3 million tonnes, which represents approximately 60% of emissions. This means the Hamilton plant will transition away from the blast furnace-basic oxygen furnace steelmaking production route to the Direct Reduced Iron (DRI) – Electric Arc Furnace (EAF) production route, which carries a significantly lower carbon footprint.

The project is scheduled to be complete by 2028, although the Company is looking for opportunities to accelerate the project timelines.

The new manufacturing processes contribute to a considerable reduction of CO2 emissions and deliver other positive environmental impacts including the elimination of emissions and flaring from coke making and ironmaking operations.

The investment was contingent on support from the governments of Canada and Ontario. In July 2021 the Government of Canada announced it will invest CAD$400 million in the project and today, the Government of Ontario announced it will invest CAD$500 million in the project. This secures project funding and firms up the investment.

Today’s announcement was made at an event in ArcelorMittal Dofasco’s plant in Hamilton, which was attended by ArcelorMittal North America CEO John Brett, ArcelorMittal Dofasco President and CEO Ron Bedard, Ontario Premier Doug Ford, Minister of Economic Development Job Creation and Trade Vic Fedeli, Minister of Energy Todd Smith and MPP Donna Skelly.

At the heart of the plan is a 2.5 million tonne capacity DRI facility and an EAF facility capable of producing 2.4 million tonnes of high-quality steel through its existing secondary metallurgy and secondary casting facilities. Modification of the existing EAF facility and continuous casters will also be undertaken to align productivity, quality and energy capabilities between all assets in the new footprint.

This project contributes to the sustainability of well-paying skilled positions in advanced manufacturing and is also expected to support as many as 2,500 jobs during the engineering and construction phases. It will also support ArcelorMittal Dofasco’s customers decarbonisation ambitions while further enhancing ArcelorMittal Dofasco’s capability to support the most demanding product segments including automotive exposed, advanced high strength steels, and consumer packing.

This new production route for ArcelorMittal Dofasco will provide a technically advanced manufacturing environment for operations, maintenance, and technology staff to work in, with improved health and safety. New positions, training, and development will be provided for employees moving from existing business units to new assets, with approximately 160,000 training hours required to transition our workforce to the new footprint.

Announcing the investment, Vic Fedeli, Minster of Economic Development Job Creation and Trade said:

“From day one, our government’s plan has been to unleash Ontario’s economic potential by reducing the cost of doing business in Ontario by nearly $7 billion a year. This once-in-a-generation investment to transform the province into a world-leading producer of green steel is a major step forward as we strive for a full economic recovery and transform our auto supply chains to build the car of the future – right here in Ontario.”

Speaking at the announcement in Hamilton, John Brett, ArcelorMittal North America CEO, said:

“Reducing our CO2 emissions intensity worldwide by 25% by 2030 is an ambitious target for a steel and mining company; but we believe it is achievable and that it is our responsibility to invent or innovate the processes and technologies that will enable us to reach that goal. As part of that, we understand that in the coming years, the assets used to make steel will undergo a transformation on a scale not seen for many decades.”

Highlighting the impact of the announcement, ArcelorMittal Dofasco President and CEO Ron Bedard said:

“This is the most significant construction project ever undertaken at Dofasco. And the most important achievement in the project timeline will be that everyone working on site is working safely and returning home to their family unharmed.

“All options for the newest, most advanced technology that achieves maximum carbon reduction for steelmaking, enhanced product capability and quality, and advanced manufacturing employment opportunities were explored. Extensive benchmarking and modelling were also completed in preparing the ultimate plan for the sustainability of the environment, the company, employees, customers, and the community.”

In addition to Canada, the Company has also announced investments in decarbonisation technologies in Belgium, France and Spain. Combined investment for the four projects totals US$5.6 billion, with anticipated carbon emissions reduction totalling 19.5 million tonnes, which is equivalent to the greenhouse gas emissions from 4,240,858 cars being driven for a year1. These projects sit at the heart of the Company’s target to reduce its CO2e emissions intensity by 25% by 2030 group-wide, and in Europe by 35% by 2030.

ENDS

About ArcelorMittal

1 Calculated using the US EPA greenhouse gas equivalencies calculator - https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com